EXHIBIT 99.1

T 778.379.0040 F 604.688.2419 ir@levon.com Suite 500, 666 Burrard Street Vancouver, BC V6C 2X8

April 29, 2015	TS Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON RESOURCES LTD. ANNOUNCES NEW SPECIAL MEETING DATE

VANCOUVER,  BRITISH COLUMBIA - Levon Resources Ltd. ("Levon") (TSX:LVN, USOTCQX: LVNVF) announced today that it has rescheduled the special meeting (the "Meeting") of shareholders and optionholders of Levon (together, the "Levon Securityholders"), which was initially called for May 27, 2015, in connection with the previously announced arrangement (the "Arrangement") between Levon, SciVac Ltd. and 1027949 B.C. Ltd. Levon gave notice today that the Meeting will be held on Wednesday, June 3, 2015. The record date for the Meeting has not changed, being April 24, 2015. Specific details in respect of the Arrangement and the Meeting, including the location of the Meeting, will be contained in a management information circular of Levon, which is expected to be mailed on or about May 7, 2015 to Levon Securityholders of record on April 24, 2015.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 778-379-0040.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay

President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, but are not limited to, statements regarding the mailing of a management information circular in connection with the Meeting and the holding of the Meeting and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.